2010 Main Street Suite 500 Irvine, CA 92614-7269 +1 949 442 6000 Main +1 949 442 6010 Fax www.dechert.com

January 31, 2014

Via Electronic Transmission

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Re:

Alternative Road Investment Advisers, LLC and Two Roads Shared Trust Request for Withdrawal of Application for Exemptive Order (File No. 812-14049)

Ladies and Gentleman:

Alternative Road Investment Advisers, LLC and Two Roads Shared Trust (the “Applicants”) have previously filed on June 28, 2012 an application for an order pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an order of exemption from Section 15(a) of the Act and Rule 18f-2 under the Act (the “Application”). Applicants further filed a first amendment and second amendment to the Application on September 18, 2012 and April 19, 2013, respectively.

Applicants hereby respectfully request that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.

If you have any questions relating to this filing, please do not hesitate to contact the undersigned at 949-442-6037.

Sincerely,

/s/ Robert A. Robertson

Robert A. Robertson

cc: Richard A. Malinowski